FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b).	U.S. Securities and Exchange Commission Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding company Act of 1935 or Section 30(f) of the Investment company act of 1940						OMB APPROVAL OMB Number# 3235-0287 Expires: January 31, 2005
1.Name and Address of Reporting Person*	2.Issuer Name and Ticker or Trading Symbol Penn Virginia Corporation (PVA)						6.Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) Pici Frank A	3. IRS identification Number of Reporting Person, if an entity (voluntary)			4.Statement for Month/Day/Year October 3, 2002			____ _ Director ___X__ Officer (give title)		_____ 10% Owner _____ Other (Specify)
(Street) One Radnor Corporate Center Suite 200				5.If Amendment, Date of Original (Month/Day/Year)			7.Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person Form filed by more than one Reporting Person
(City) (State) (Zip) Radnor, PA 19087	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3.Transaction Codec- (Instr. 8)		Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Benefi-cially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.Ownership Form: Direct (D) Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or(D)	Price
Common Stock, $6.25 par value	10/3/02		A		130	A	$32.00	480	I	SERP
								38,600	D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (M/D/Y)	3A. Deemed Execution Date, if any (M/D/Y)	4. Transaction code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or disposed of (D) (Instr. 3,4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr. 3,4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Insr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at end of month Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Frank A. Pici	10/4/02
** Signature of Reporting Person	Date
By: ________________________________________ Nancy M. Snyder General Counsel and Corporate Secretary Authorized Signer